May 12, 2009 VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A for

Barclays Global Investors Funds (the “Trust”) (File Nos. 033-54126; 811-07332)

Ladies and Gentlemen:

Attached hereto for filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 72 (amendment No. 76 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment includes: (a) a prospectus for the BGI CoreAlpha Bond Fund (the “New Fund”), (b) a statement of additional information for the New Fund, (c) Part C and (d) exhibits. The New Fund will be a feeder fund that invests substantially all of its investable assets in the CoreAlpha Bond Master Portfolio of Master Investment Portfolio (File No. 811- 08162).

The Amendment is being filed to register the New Fund as a new series of the Trust. The Amendment has been manually signed by the Trust, as required by Section 8(b) of the 1940 Act. Pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Amendment. The electronic copy of the Amendment contains conformed signatures.

If you have any questions or comments concerning the Amendment, please contact Carol Robinson Schepp at (212) 295-6302 or me at (617) 526-6440 at Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Trust.

U.S. Securities and Exchange Commission

May 12, 2009

Very truly yours,

/s/ Leonard A. Pierce
Leonard A. Pierce

Attachments

cc:	Mr. Keith O’Connell (Division of Investment Management)

Robert Zivnuska, Esq.